Exhibit 99.1

TNL Mediagene Announces $6.25 Million Strategic Investment from Vector Advisory Partners and Anticipated Change of Control Transaction

TOKYO, October 21, 2026 -- TNL Mediagene (Nasdaq: TNMG) (the “Company”) today announced that it has entered into a Securities Purchase Agreement with Vector Advisory Partners LLC (“Vector”) providing for a $6.25 million strategic equity investment in the Company through the purchase of newly authorized Series A Convertible Preferred Shares and Series B Convertible Preferred Shares. Subject to receipt of required shareholder, Nasdaq, Cayman Islands and other approvals, the transaction is expected to result in Vector holding securities representing approximately 80% of the Company’s fully diluted ordinary shares on an as-converted basis, resulting in a change of control of the Company.

Under the terms of the agreement, Vector will invest an aggregate of $6.25 million, consisting of a $1.5 million signing payment and a $4.75 million closing payment. The Company expects to use the proceeds for approved debt repayments and transaction expenses, with the remaining proceeds retained as permanent equity and working capital, including an initial operating-transition reserve of at least $750,000 unless Vector otherwise approves. Up to $800,000 may be designated after closing as a discretionary issuer-repurchase reserve, subject to further board approval and applicable legal and Nasdaq requirements.

The investment is structured as perpetual preferred equity with a 1.0x non-participating liquidation preference and no stated maturity, mandatory redemption obligation, holder put right or mandatory cash dividend. At closing, the Company expects to issue approximately 938,257 Series A Convertible Preferred Shares for an allocated purchase price of approximately $1.56 million and approximately 2,816,647 Series B Convertible Preferred Shares for an allocated purchase price of approximately $4.69 million, with both series fully paid at closing and each series having an original issue price of approximately $1.66449 per share. Before receipt of the required approvals, the Series A Convertible Preferred Shares will carry only those conversion and governance rights that may be exercised without further approval and are expected to represent approximately 19.99% of the Company’s fully diluted ordinary shares on an as-converted basis, consistent with applicable Nasdaq shareholder-approval limitations. The Series B Convertible Preferred Shares will not be convertible or carry approval-gated governance rights unless and until the applicable approvals are obtained and effective. Following receipt of those approvals, the two series together are expected to represent approximately 80% of the Company’s fully diluted ordinary shares on an as-converted basis.

The transaction is expected to close on a mutually agreed date no later than the tenth calendar day following the effective date of the Securities Purchase Agreement, subject to the satisfaction or permissible waiver of specified closing conditions, including required corporate, regulatory and compliance matters. Vector’s obligation to close is not subject to any due-diligence, confirmatory-review, financing or discretionary-satisfaction condition.

As part of the transaction, Vector may designate one individual for appointment to the Company’s Board of Directors at closing, subject to applicable legal, Nasdaq and Cayman Islands requirements, the Company’s organizational documents and customary director diligence. Additional governance rights contemplated by the transaction, including governance rights associated with the anticipated change of control, will become effective only following receipt of the applicable required approvals.

Management Commentary

Motoko Imada, Chief Executive Officer of the Company, commented:

“This transaction marks a pivotal transition for TNL Mediagene. Following receipt of the required approvals, Vector is expected to hold securities representing a majority economic ownership interest in the Company on an as-converted basis, and the transaction may result in related governance and strategic changes pursuant to additional approved arrangements. As we move through closing and the transition process, our priorities will be an orderly process, clear communication with our stakeholders and positioning the Company for its next chapter.”

“We are pleased to make this strategic investment,” said Kristin Martin, Chief Executive Officer and Co-Owner of Vector Advisory Partners LLC. “We look forward to working with the Board through the approval process and to building long-term value for all shareholders.”

Expected Change of Control

During the period before closing, the Company may continue to evaluate, negotiate and, if appropriate, complete the proposed management buyouts of its Japanese and Taiwan businesses in accordance with the Securities Purchase Agreement.

The transaction is structured to provide capital through the signing payment and closing consideration while deferring certain conversion and governance rights pending receipt of required shareholder, Nasdaq, Cayman Islands and other approvals. No ordinary shares will be issued to Vector at closing. The Series A Convertible Preferred Shares are expected to represent approximately 19.99% of the Company’s fully diluted ordinary shares on an as-converted basis before those approvals, while the Series A Convertible Preferred Shares and Series B Convertible Preferred Shares together are expected to represent approximately 80% on that basis following their receipt. As a result, the Company expects the transaction to result in a change of control upon the effectiveness of the required approvals and related governance rights. If the required approvals are not obtained, the Preferred Shares will remain outstanding and will not be subject to redemption or repurchase solely as a result, but the approval-gated conversion and governance rights will not become exercisable.

Additional Information Regarding the Transaction

The Company has provided additional information regarding the transaction in a Report on Form 6-K furnished to the Securities and Exchange Commission. Investors and shareholders are encouraged to read the Form 6-K and the Securities Purchase Agreement furnished as an exhibit thereto because they contain important information regarding the transaction and its terms.

The Preferred Shares and any ordinary shares issuable upon conversion have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (NASDAQ: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected timing and completion of the transaction; the satisfaction or waiver of closing conditions; the receipt and effectiveness of required shareholder, Nasdaq, Cayman Islands and other approvals (the “Requisite Approvals”); the possibility that the Requisite Approvals may not be obtained and that approval-gated conversion and governance rights may never become exercisable; the issuance, funding, conversion and ownership effects of the Preferred Shares; the expected ownership percentages of Vector on an as-converted basis; the anticipated change of control and related changes in ownership, governance and strategic direction; the potential dilution to existing shareholders; the Company’s anticipated use of proceeds, including debt repayments, transaction expenses, working capital, operations, the operating-transition reserve and any issuer-repurchase reserve; the evaluation, negotiation and potential completion of the proposed management buyouts of the Company’s Japanese and Taiwan businesses; and the anticipated benefits of the transaction, future operations, business plans and strategic objectives. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the possibility that the transaction may not be completed on the anticipated terms or at all; the failure to satisfy or waive closing conditions; delays in or failure to obtain the Requisite Approvals; the possibility that approval-gated conversion and governance rights may never become exercisable and the anticipated change of control may not occur; changes in the Company’s capitalization or the expected ownership percentages; the amount and dilutive effect of ordinary shares issuable upon conversion of the Preferred Shares; changes in the anticipated use of proceeds or the Company’s ability to apply the proceeds as contemplated; the ability to negotiate, finance, complete or realize the anticipated benefits of the proposed management buyouts; market conditions; and other risks described in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement except as required by law.

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com